ROGER L. FIDLER

Attorney at Law

225 Franklin Avenue

Midland Park, N.J. 07432

(201) 670-0881

(201) 670-0888 (Fax)

rfidler0099@aol.com

VIA EDGAR

COURTESY COPY TO:

December 9, 2009

Janice McGuirk, Esq.

Mail Stop 3561

United States Securities and Exchange Commision

100 F Street, N.E.

Washington, D.C. 20549

RE:

World Wide Relics, Inc. (the “Company”)

Amendment No. 5 to Registration Statement on Form S-1

Filed December 9, 2009

File No. 333-159-028

Dear Ms. McGuirk:

We have received the staff’s comment letter dated December 4, 2009, and the following responses are numbered to correspond with the comments contained therein. Page references refer to the pages in Amendment No. 5 filed herewith and responsive to the comment letter.

General

1.

The box has been checked indicating that registrant is a smaller reporting company as defined in Rule 12(b)(2) of the Exchange Act.

Prospectus cover page

2.

The pricing terms of the selling shareholder offering have been added.

Our Trading Symbol, page 41

3.

We have noted that the information is after the spin-off.

Financials Statements, page F-1

4.

The financial statements have been relabeled as being restated and the disclosures required by paragraph 26 of SFAS 154 (FASB ASC 250-10-50-7) have been included.  The audit letter has been dual dated with respect to the restated information.

Part II.

Item 16. Exhibits

Exhibit 23.1

11.

An updated Consent from the independent registered public accounting firm has been included.

We are providing marked copies for your review both via EDGAR and in hard copy.

Yours truly,

s/Roger L. Fidler

Roger L. Fidler

cc:

John Amand